Cowen and Company, LLC

Statement of Financial Condition

December 31, 2019

(SEC I.D. No. 8-22522)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Jordan **646-690-3257**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Francis Jordan, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowen and Company LLC, as of December 31st, 2019, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis Jordan
Chief Financial Officer

PATRICK NELSON WINTER
NOTARY
NO. 02WI6373405
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
04-09-2022
PUBLIC
STATE OF NEW YORK

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Cowen and Company, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cowen and Company, LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2020

Cowen and Company, LLC
Index
December 31, 2019

Cowen and Company, LLC
Statement of Financial Condition
December 31, 2019

(in thousands)

Assets

Cash	$	73,455
Cash segregated in compliance with federal regulations		3,524
Securities owned, at fair value		204,240
Receivables on derivative contracts, at fair value		55,594
Receivables from brokers, dealers and clearing brokers, net of allowance of $540		215,234
Cash deposits with clearing brokers		2,056
Corporate finance and syndicate fees receivable		51,019
Due from related parties		77,766
Goodwill		43,391
Intangible assets, net of accumulated amortization of $4,032		6,620
Deferred tax assets		31,652
Other assets		3,019
Total assets	$	767,570

Liabilities and Member's Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	208,498
Payables on derivative contracts, at fair value		32,346
Payables to brokers and dealers		451
Payables to customers		2,742
Soft dollar payables		3,645
Syndicate fees payable		12,138
Compensation payable		133,386
Accounts payables, accrued expenses and other liabilities		12,903
Total liabilities		406,109
Member's equity		361,461
Total liabilities and member's equity	$	767,570

The accompanying notes are an integral part of the financial statement.

1.   **Organization and Description of Business**

Cowen and Company, LLC (the "Company"), a Delaware single member limited liability corporation, is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the New York Stock Exchange ("NYSE") and other principal exchanges. The Company is a wholly-owned subsidiary of Cowen Holdings, Inc. which is an indirectly wholly-owned subsidiary of Cowen Inc. ("CI" or "Ultimate Parent"). The Company offers research, sales and trading, investment banking and commission management services to corporations and institutional investor clients. Our primary target sectors are healthcare, technology, media and telecommunications, information and technology services, consumer, industrials and energy.   The Company introduces securities transactions to be cleared through clearing brokers on a fully disclosed basis and does not carry customer securities.

On January 2, 2019 (the "Acquisition Date"), the Ultimate Parent, together with its indirect wholly owned subsidiaries, Cowen International Ltd and Cowen QN Acquisition LLC, completed its previously announced acquisition (the "Acquisition") of Quarton International AG through the acquisition of all of the outstanding equity interest of Quarton International AG's affiliated combining companies, Quarton Management AG, Quarton International Europe AG, Quarton Partners, LLC and Quarton Securities GP, LLC (which owns a formerly U.S. Securities Exchange Commission ("SEC") registered broker-dealer that was subsequently renamed to Cowen Securities L.P. ("Cowen Securities"), comprising the U.S. and European operations of the acquired combining companies (collectively "Quarton"). Quarton is a group of leading global financial advisory companies serving the middle market. Quarton's operations were primarily conducted through eight entities based in the United States, Switzerland, and Germany. The Ultimate Parent accounted for the acquisition under the acquisition method of accounting proscribed in US GAAP.

On February 8, 2019, the registered representatives of Quarton Partners, LLC and Cowen Securities, along with certain net assets were assigned to the Company. The Company's financial statement reflect this transaction, which was accounted for as a transfer of business, as if it occurred on January 1, 2019, as the entities are under the common control of CI. In connection with the transfer, the Company recorded an increase in total assets of $51.0 million and an increase in total liabilities of $2.3 million. In connection with the Quarton transaction, the Company recognized goodwill of $39.9 million and intangible assets (including customer relationships) with an estimated fair value of $10.7 million, which are included in intangible assets, net in the statement of financial condition.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit and is concentrated at Bank of America, N.A.

Cash Segregated in Compliance with Federal Regulations
Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers under SEC Rule 15c3-3(k)(2)(i). Cash segregated in compliance with federal regulations is held at Bank of America, NA and BMO Harris Bank NA.

Cash Deposits with Clearing Brokers
Under the terms of the agreements between the Company and some of its clearing brokers, balances owed to clearing brokers are collateralized by certain of the Company's cash balances.

Allowance for Credit Losses
The allowance for credit losses is based on the Company's assessment of the collectability of securities transactions and other receivables. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for credit losses.

Securities Transactions
Securities owned, and securities sold, not yet purchased transactions are recorded on a trade date basis at fair value.

Fair Value Measurements
US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the "market approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts.

Securities

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities, units, warrants, rights, preferred stock and Exchange Traded Funds ("ETFs"). The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price. Certain positions for which trading activity may not be readily visible, consisting primarily of corporate debt are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability. Level 3 securities primarily consist of equities and bonds where market data is not readily available or observable.

Derivative Contracts

Derivative contracts can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives, such as options have inputs which can generally be corroborated by market data and are therefore classified within level 2. OTC derivatives such as options where market data is not readily available or observable are classified as level 3.

Due to/from Related Parties

An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business. The Company has commission sharing agreements with some affiliates. The Company offers commission management services for brokerage clients of affiliates. Additionally, the Company introduces certain of its securities transactions to be cleared through an affiliated broker-dealer.

Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

Receivables From and Payables to Brokers, Dealers and Clearing Brokers

Receivables from and payables to brokers, dealers and clearing brokers include proceeds from securities owned and securities sold short, commissions and fees related to securities transactions, and receivables and payables for unsettled transactions.

Other Assets

Other assets consist primarily of prepaid expenses, prepaid softdollars, research fees receivable, interest and dividends receivables and other miscellaneous receivables.

Payables to Customers

The Company receives commissions from its clearing broker and rebates a portion of those commissions to its customers under its commission recapture program.

Compensation Payable

Compensation is comprised of discretionary cash bonuses, commissions, salaries and benefits. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance.

Accounts Payables, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities primarily consists of Securities Investors Protection Corporation ("SIPC") fees payable, conference expense payable, deferred income, accrued expenses, and other miscellaneous liabilities.

Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote. At December 31, 2019, the Company did not have a reserve for contingencies.

Goodwill

In accordance with US GAAP, the Company tests goodwill for impairment on an annual basis or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under US GAAP, the Company first assesses the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amounts as a basis for determining if it is necessary to perform a quantitative impairment test. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Goodwill was tested as of December 31, 2019 and no impairment charges were considered necessary.

Intangible Assets

Intangible assets with finite lives are amortized over their estimated average useful lives. The Company does not have any intangible assets deemed to have indefinite lives. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. The Company has a tax sharing agreement with CI whereby the Company records income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in CI's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statement is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 8, "Income Taxes" for additional information and disclosures.

Share-Based Compensation

Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. See Note 7, "401(k) Savings Plan, Forgivable Loans, Deferred Cash Awards and Share-Based Compensation" for a description of these awards.

Recent Pronouncements

Recently adopted

In 2018, the FASB issued final guidance aligning the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost. The guidance became effective during 2019 and impacted the Company's recognition and measurement of the retention bonus pool established in connection with the Company's acquisition of Quarton International AG, which include share based payment to employees and nonemployees.

In 2017, the FASB issued guidance to amend the amortization period for certain purchased callable debt securities held at a premium. Under prior guidance, entities generally amortized the premium as an adjustment of yield over the contractual life of the instrument. The new guidance shortened the amortization period for the premium to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. This guidance became effective during January 1, 2019; however, the guidance did not have an impact on the Company's financial statement as it does not have investments in callable debt securities measured on an amortized cost basis.

In 2017, the FASB issued guidance that simplifies the subsequent measurement of goodwill. The new guidance eliminated Step 2 from the goodwill impairment test which was required in computing the implied fair value of goodwill. Instead, under the new amendments, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company early adopted these amendments during 2019.

In August 2018, as part of its disclosure framework project, the FASB amended the disclosure requirements for fair value measurement. The amendments update and eliminate various disclosure requirements that improve the overall usefulness of the disclosure requirement for financial statement users and reduce costs by eliminating disclosures that may not be useful. The new guidance eliminates the requirement to disclose the amounts and reasons for transfers between level 1 and level 2 of the fair value hierarchy and modifies the disclosure requirement relating to investment in funds at NAV. The Company early adopted this guidance in 2019 and it did not have a material impact on the Company's financial statements.

Recently issued

In August 2018, the FASB issued guidance for accounting for upfront costs and fees paid by a customer in a cloud computing arrangement. The guidance requires capitalization of implementation costs incurred in connection with a hosting arrangement or the development or obtainment of internal use software. The guidance is effective for public business entities for fiscal years beginning after December 15, 2019 for any implementation costs incurred after adoption. The Company is currently evaluating the impact of this guidance on the Company's financial statements and does not expect this guidance to have a material impact on its statement of financial condition.

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Based on the Company's preliminary scoping analysis and impact assessment, the Company does not expect the adoption of this standard, to be significant to our statement of financial condition.

In December 2019, the FASB issued guidance simplifying the accounting for income taxes. The guidance simplifies the accounting for income taxes by removing the exceptions to (i) to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items (for example, discontinued operations or other comprehensive income) (ii) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment (iii) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary (iv) general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. Additionally the guidance requires that an entity (i) recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax (ii) evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction (iii) reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date as well as specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. The guidance also makes minor Codification improvements for income taxes related to employee stock ownership plans and investments in qualified affordable housing projects accounted for using the equity method. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2020 with early adoption permitted. The Company is currently evaluating the impact of this guidance on the Company's financial statement.

3. **Transactions with Related Parties**

The Company previously entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC") in which the employment of all the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company. CSC also agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement. Indirect expenses are allocated based on time, service, usage and headcount. At December 31, 2019, the Company has a $77.8 million receivable from CSC, which is included in due from related parties on the statement of financial condition, for payments provided by the Company for services to be provided by CSC.

The Company earns commissions from executing trades for European brokerage clients of an affiliated broker-dealer, Cowen International Limited ("CIL"), an indirect wholly-owned subsidiary of CI. The Company receives investment banking fees from underwriting participation from CIL's institutional clients.

The Company incurred expenses to an affiliated broker-dealer, ATM Execution LLC ("ATM"), for algorithmic trading services. The Company receives compensation from ATM for providing sales, marketing and operational support.

The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"), an affiliated broker-dealer. The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credits as part of the commission sharing agreement. The Company pays a referral fee for each trade executed as part of the agreement.

The Company shares commissions with Cowen Prime Services LLC ("CPS"), an affiliated broker-dealer for introduced clients.

Cowen Execution Services LLC ("CES"), an affiliated broker-dealer provides clearing services to introduced customers of the Company.

The Company has a collaborative arrangement with CES to service certain "high touch" customer trading in which the Company pays a revenue share of 1% of total principal.

Cowen facilitates the execution of investment banking services on behalf of customers of an affiliate, TriArtisan Capital Advisors LLC ("TriArtisan").

4. **Fair Value Measurements**

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2019:

(in thousands)	Securities Owned	Securities Sold, Not Yet Purchased
Common stock, ETFs and units	$ 168,749	$ 196,851
Warrants and rights	19,866	77
Corporate bonds	11,441	5,934
Preferred stock	4,160	3,686
Government bonds	—	1,950
Trade claims	24	—
Total	$ 204,240	$ 208,498

Securities owned, at fair value are held by the Company and are considered held for trading. Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the financial statement. However, these transactions result in market risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, at fair value may exceed the amount reflected on the statement of financial condition. Substantially all equity securities are pledged to the clearing brokers under terms which permit the clearing brokers to sell or re-pledge the securities to others subject to certain limitations.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2019:

	Assets at Fair Value as of December 31, 2019			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities owned, at fair value				
Common stock, ETFs and units	$ 167,480	$ 1,249	$ 20	$ 168,749
Warrants and rights	19,866	—	—	19,866
Corporate bonds	—	9,281	2,160	11,441
Preferred stock	4,160	—	—	4,160
Trade claims	—	—	24	24
Receivables on derivative contracts, at fair value				
Options	55,594	—	—	55,594
Total	$ 247,100	$ 10,530	$ 2,204	$ 259,834

	Liabilities at Fair Value as of December 31, 2019			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold, not yet purchased, at fair value				
Common stock, ETFs and units	$ 196,851	$ —	$ —	$ 196,851
Warrants and rights	77	—	—	77
Preferred stock	3,686	—	—	3,686
Government bonds	—	—	1,950	1,950
Corporate bonds	—	4,934	1,000	5,934
Payables on derivative contracts, at fair value				
Options	32,346	—	—	32,346
Total	$ 232,960	$ 4,934	$ 2,950	$ 240,844

The following table presents a rollforward of the amounts for the year ended December 31, 2019, for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

(in thousands)	Corporate bonds	Common stock	Trade claims	Total
Assets				
Beginning balance	$ —	$ 2,519	$ 24	$ 2,543
Transfers in	719	37	—	756
Purchases	1,833	2,004	—	3,837
Sales	(555)	(4,417)	—	(4,972)
Realized/unrealized gains/losses	163	(123)	—	40
Total	$ 2,160	$ 20	$ 24	$ 2,204

(in thousands)	Corporate bonds	Government bonds	Total
Liabilities			
Beginning balance	$ —	$ —	$ —
Transfers in	—	—	—
Purchases	2,525	4,681	7,206
Sales	—	—	—
Realized/unrealized gains/losses	(1,525)	(2,731)	(4,256)
Total	$ 1,000	$ 1,950	$ 2,950

The Company recognizes all transfers and the related unrealized gain (loss) at the beginning of the reporting period. Transfers between level 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements or due to change in liquidity restrictions for the investments. The quantitative disclosures exclude financial instruments for which the determination of fair value is based on prices from recent transactions.

The following table includes quantitative information as of December 31, 2019 for financial instruments classified within level 3. The table below quantifies information about the significant unobservable inputs used in the fair value measurement of the Company's level 3 financial instruments.

(in thousands)	Fair Value	Valuation techniques	Unobservable Inputs	Range		Weighted Average
Quantitative Information about Level 3 Fair Value Measurements						
Level 3 Assets						
Corporate bonds	$ 2,160	Discounted cash flows, Recovery	Discount rate, Probability of recovery	12% to 17%		15.1%
Common stock	20	Trade based	Trade based	$	0-17 $	7.18
Trade claims	24	Discounted cash flows	Discount rate	20%		20%
Total	$ 2,204					

(in thousands)	Fair Value	Valuation techniques	Unobservable Inputs	Range		Weighted Average
Quantitative Information about Level 3 Fair Value Measurements						
Level 3 Liabilities						
Corporate bonds	$ 1,000	Trade based	Trade based	$	10 $	10
Government bonds	1,950	Trade based	Trade based	$	13 $	13
Total	$ 2,950					

The Ultimate Parent has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the Valuation Committee as well as periodic reviews performed by the Ultimate Parent's Internal Audit Group. The Valuation Committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

The US GAAP fair value leveling hierarchy is assigned and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the Valuation Committee and the Internal Audit Group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company reviews a daily profit and loss report, as well as other periodic reports, and analyzes material changes from period-to-period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The fair market value for level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable

inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants and options are not readily observable and are subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement. The primary input to the Company's level 3 securities was based on recent transactions in inactive markets that were considered in the valuation technique.

The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk and changes in the liquidity of markets. At December 31, 2019, the Company held 342,337 equity option contracts and had receivables of $55.6 million which is included in receivables on derivative contracts, at fair value on the statement of financial condition. At December 31, 2019, the Company sold 296,976 equity option contracts and had payables of $32.3 million which is included in payables on derivative contracts, at fair value on the statement of financial condition.

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2019.

(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Financial instruments	Net amounts
Receivable on derivative contracts, at fair value	$ 55,594	$ —	$ 55,594	$ —	$ 55,594
Payable on derivative contracts, at fair value	32,346	—	32,346	—	32,346

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(b) Includes the amount of collateral held or posted.

5. Intangible Assets

Information for the Company's intangible assets that are subject to amortization is presented below as of December 31, 2019.

(in thousands)	Amortization Period in years	Gross Carrying Amount	Accumulated Amortization	Net Carry Amount
Customer relationships	1.875 - 3.875	$ 10,652	$ 4,032	$ 6,620

The Company tests intangible assets for impairment if events or circumstances suggest that the asset groups carrying value may not be fully recoverable. For the years ended December 31, 2019, no impairment charge for intangible assets was recognized. All of the Company's intangible assets have finite lives.

6. Receivables from and Payables to Brokers, Dealers and Clearing Brokers

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2019, consist of the following:

(in thousands)	Receivable		Payable	
Clearing brokers	$	194,990	$	352
Commissions and fees		20,244		99
Total	$	215,234	$	451

7. **401(k) Savings Plan, Forgivable Loans, Deferred Cash Awards and Share-Based Compensation**

401(k) Savings Plan
Employees of the Company participate in a 401(k) defined contribution retirement savings plan sponsored by CI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations.

Forgivable Loans
A portion of certain employees' compensation is paid in the form of a forgivable loan. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Ultimate Parent forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Ultimate Parent any unvested forgivable loans granted to them.

Deferred Cash Awards
Under the 2010 CI Equity Plan, the Company awarded $35.5 million of deferred cash awards to its employees during the twelve months ended December 31, 2019. As of December 31, 2019, the Company had unrecognized compensation expense related to deferred cash awards of $51.2 million.

Share-Based Compensation
The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. Awards are subject to the risk of forfeiture. As of December 31, 2019, there were no shares available for future issuance under the Equity Plans.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2019:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value	
Beginning balances as of December 31, 2018	4,752,260	$	17.53
Granted	1,729,587		16.54
Vested	(1,872,235)		15.52
Transferred	(91,122)		14.80
Cancelled	(354,750)		10.97
Forfeited	(155,720)		13.97
Ending balances as of December 31, 2019	4,008,020	$	18.83

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

Performance linked restricted stock units of 322,688 were awarded to employees of the Company in December 2013 and January 2014. An additional 387,500 performance linked restricted stock units were awarded in March 2016. Of the awards granted, 54,689 have been forfeited through December 31, 2019. The remaining awards as of December 31, 2019, will vest between March 2019 and December 2020 and will be earned only to the extent that CI attains specified market conditions relating to its volume-weighted average share price and total shareholder return in relation to certain benchmark indices and performance goals relating to aggregate net income and average return on shareholder equity. The actual number of restricted stock units ("RSUs") ultimately earned could vary from 0, if performance goals are not met, to as much as 150% of the targeted award. Each RSU is equal to the one share of CI's Class A common stock.

As of December 31, 2019, the Company had $49.2 million of unrecognized compensation cost related to grants of nonvested restricted shares.

8. **Income Taxes**

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

The components of the Company's deferred tax assets and liabilities as of December 31, 2019 are as follows:

(in thousands)

Deferred tax assets		
Compensation and employee benefits	$	28,258
Deferred income		966
Intangible assets		887
Other		1,541
Total deferred tax assets		31,652
Valuation allowance		—
Deferred tax assets, net of valuation allowance		31,652
Deferred tax liabilities		
Other		—
Total deferred tax liabilities		—
Deferred tax assets, net of deferred tax liabilities	$	31,652

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize the net deferred tax assets. The Company recorded no valuation allowance against its deferred tax assets as of December 31, 2019.

The Company's ultimate Parent, CI, is open to examination for the IRS and state and local tax authorities where the Company has significant operations for tax years 2016 through 2018. CI is

currently under audit by New York State for the 2013 to 2017 tax years. The Company does not have any uncertain tax positions recorded for the year ended as of December 31, 2019. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months

9.   Commitments and Contingencies

Commitments
The Company entered into agreements with certain information technology and clearing services providers including Raptor Trading Systems Inc., Bloomberg LP, Thomson Reuters Markets LLC, CIANS Capital Markets, EZE Software, FIS Brokerage & Securities, and Gartner Inc. As of December 31, 2019, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)		
2020	$	7,867
2021		3,063
2022		946
Total	$	11,876

Contingencies
In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute net capital under the alternative method permitted by that rule. Under the alternative method, the Company's minimum net capital, as defined in (a)(4) of SEC Rule 15c3-1, is $1.0 million. As of December 31, 2019, the Company had net capital of approximately $91.3 million, which was approximately $90.3 million in excess of its minimum net capital requirement. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company claims exemption from SEC's Customer Protection Rule 15c3-3 ("SEC Rule 15c3-3") under subparagraph (k)(2)(ii) since it introduces securities transactions to be cleared through clearing brokers on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealers that carry those accounts. In addition, the Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) since it does not carry securities accounts for customers or perform custodial functions relating to customer securities and processes all customer cash transactions through a special reserve bank account for the exclusive benefit of customers.

The Company maintains certain assets in proprietary accounts ("PAB accounts") held at its various clearing brokers, and those balances are considered allowable assets for net capital purposes, pursuant to agreements between the Company and those clearing brokers, which require, among other things, that the clearing brokers perform computations for PAB account and segregate certain balances on behalf of the Company, if applicable.

11. Guarantees and Off-Balance-Sheet Arrangements

Customer Activities
The Company does not have material off-balance sheet arrangements as of December 31, 2019. However, through indemnification provisions in its clearing agreements, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreements, the Company is required to reimburse its clearing brokers, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

Market Risk
Market Risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased and its role as a financial intermediary in customer trading and market making. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. The Company trades in equity securities as an active participant in both listed and over-the-counter markets. The Company typically maintain securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities

are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally two business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

Credit Risk
Credit Risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's maximum exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

12.   **Subsequent Events**

The Company has evaluated events through February 28, 2020 and has determined that there were no subsequent events requiring adjustment or disclosure in the accompanying financial statement.